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July 30, 2002

02042984

SUPPL

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated July 29, 2002, announcing that the French Government announced the launch of the privatization process of Air France.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

dlw 8/1

Manuel A. Orillac

cc: Jean-Marc Bardy, Dominique Barbarin
Air France

82-5050

AIR FRANCE

Informations

Divers

Roissy, 29 July 2002

The French Government has just announced the launch of the privatization process for Air France. This decision will enable Air France to face the increasingly tough international competition in the best possible conditions.

The privatization process will provide Air France with additional strengths to play a major role in industry consolidation, as the European pillar of the SkyTeam alliance.

The airline will enter the private sector in favourable circumstances thanks to:

- a healthy financial structure which is one of the best in the industry;
- the continued significant presence of the French State in the capital,
- a powerful employee shareholding which will be strengthened by this operation.

Privatization is a normal development and a logical extension of the 1999 IPO. It will underpin the profitable growth strategy which has enabled the Company to strengthen its position on the world stage. Furthermore, it will facilitate Air France's access to resources provided by the financial markets.

The operation will take place after full consultation with the social partners, and will not jeopardize employee interests. Their status, in particular, will be transposed into the collective bargaining agreements negotiated with trade unions. Employees and their representatives will continue to be largely involved in the everyday life of the Company and notably on the Board of Directors and its specialized committees in the framework of corporate governance.

AIR FRANCE

Informations

Divers

Roissy, 29 July 2002

The French Government has just announced the launch of the privatization process for Air France. This decision will enable Air France to face the increasingly tough international competition in the best possible conditions.

The privatization process will provide Air France with additional strengths to play a major role in industry consolidation, as the European pillar of the SkyTeam alliance.

The airline will enter the private sector in favourable circumstances thanks to:
- a healthy financial structure which is one of the best in the industry;
- the continued significant presence of the French State in the capital,
- a powerful employee shareholding which will be strengthened by this operation.

Privatization is a normal development and a logical extension of the 1999 IPO. It will underpin the profitable growth strategy which has enabled the Company to strengthen its position on the world stage. Furthermore, it will facilitate Air France's access to resources provided by the financial markets.

The operation will take place after full consultation with the social partners, and will not jeopardize employee interests. Their status, in particular, will be transposed into the collective bargaining agreements negotiated with trade unions. Employees and their representatives will continue to be largely involved in the everyday life of the Company and notably on the Board of Directors and its specialized committees in the framework of corporate governance.

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Site internet : www.airfrance-finance.com